Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding´s 2015 Form 20-F filed at the SEC and CVM

Itaú Unibanco Holding S.A. (BM&FBOVESPA: ITUB3, ITUB4; NYSE: ITUB) filed its annual report on Form 20-F for the fiscal year ended in December 31, 2015 (the "2015 Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC").

The 2015 Form 20-F is available on the SEC´s website at (www.sec.gov), in English, and Comissão de Valores Mobiliários (CVM - Brazilian Securities and Exchange Commission) website at (www.cvm.gov.br), in Portuguese, as well as on the Company´s Investor Relations website at (www.itau.com.br/investor-relations) in both languages.

In addition, shareholders may receive a hard copy of the Company´s complete audited Financial Statements of the last fiscal year, free of charges by requesting a copy to Individual Investor Relations Department, by e-mail investor.relations@itau-unibanco.com.br, indicating the Form needed, your contacts and the complete address.

São Paulo (SP), April 29, 2016.

MARCELO KOPEL

Investor Relations Officer